Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Top Q&A

Strategic Questions:

Q1

Many feel that the price of copper is at its peak, why is Freeport-McMoRan buying Phelps Dodge now?

This deal is not driven by any particular view or forecast of commodity prices. We believe it’s the right time as we see significant long-term opportunities in our industry, particularly in copper, where demand continues to outpace the industry's ability to supply. Copper inventories remain low, despite recent increases, and demand continues to grow in both the developed economies and the fast-growing ones such as China.

There also remains a scarcity of new large-scale development mining projects planned and this is unlikely to change given the fact that new mines are taking longer to build and 60% of current mines will deplete or go underground by 2021.

Most importantly, the combined company will be in a stronger position than either company would be on its own in the event copper prices do go lower.

Q2

Is Freeport-McMoRan taking on too much debt in acquiring Phelps Dodge?

No. Freeport-McMoRan is committed to maintaining a strong financial position. We have a very positive view of the copper market and we intend to take advantage of strong copper prices and the substantial cash flows of the combined company to reduce the debt incurred in the acquisition.

Q3

Do you have a target credit rating in mind?

No – while we can access the capital markets at a reasonable cost with our existing rating, we are going to work to improve the ratios and our credit rating by paying down the debt.

Q4

You say you may issue equity or equity linked securities? How much and when?

We don’t have a particular time frame in mind. Clearly, we are focused on reducing debt and that may lead us to issue equity or sell assets as market conditions suggest.

Q5	What assets will you consider selling? We have no specific plans to sell any assets, but we will always manage our business prudently and take advantage of opportunities in the marketplace.

Q6

Does this transaction destroy value for Freeport-McMoRan investors?

We believe it will create significant value for our investors. We have said for some time that our Grasberg asset would be more highly valued as part of a more diversified portfolio of assets.

This transaction accomplishes that along with providing our shareholders with broader exposure to the copper market. This transaction is immediately accretive to cash flow and earnings, which is unusual for a transaction of this nature.

Q7

Is this deal a way of reducing the risk of being so concentrated on one asset in an Indonesia?

We don’t view it that way – we have operated successfully in Indonesia for 35 years. But the market’s perception has been that our geographic concentration is a risk and this transaction addresses that issue.

Q8

Do you believe another bidder could emerge for Phelps Dodge? If so, are you prepared to raise your bid?

Our proposed merger delivers compelling value to Phelps Dodge shareholders and provides them with a unique opportunity to participate through stock ownership in what will become the largest publicly traded copper producer in the world. Freeport- McMoRan’s offer represents a 33% premium to Phelps Dodge’s share price of November 17, 2006.

Q9	What are the chances that someone will view this as Freeport-McMoRan putting itself in play and making a bid for your company? Not going to speculate on that. This is a very compelling transaction.

Q10

Is this value destructive for Freeport-McMoRan shareholders?

We have felt and expressed that our Grasberg asset would be valued more highly as part of a broader set of assets. We concluded that the exposure to the positive copper markets is attractive to our shareholders. This combination is accretive to cash flow and earnings before synergies.

Shareholders will benefit from the extra exposure to a more geographically diverse portfolio of copper, gold and molybdenum. Together, Freeport-McMoRan and Phelps Dodge will have the size, management depth and financial strength to optimize existing operations and accelerate our growth by aggressively pursuing promising new development projects, exploration and acquisitions.

Q11

How can do you justify the premium, particularly without significant synergies?

This is a compelling strategic fit in a transaction that will yield substantial accretion. Scale and diversification are important in this industry and we see tremendous value in combining Phelps Dodge assets with ours. We know how difficult it is to find and develop new copper resources and maximize the production of maturing resources. And we have a very positive view of the long-term demand for copper.

Q12

Freeport-McMoRan has a good track record of returning cash to shareholders by way of special dividends and share buybacks. Given the amount of debt you are about to take on, what can shareholders expect going forward?

Our focus will be on reducing acquisition debt and creating value by maximizing the potential of the existing properties and pursuing promising new projects, exploration and acquisitions.

Freeport-McMoRan has an established policy of maintaining a strong financial position and returning excess cash to shareholders through dividends and share purchases, which it plans to continue. Freeport-McMoRan expects the transaction to be significantly and immediately accretive to Freeport-McMoRan earnings and cash flow per share. The favorable market conditions are expected to enable Freeport-McMoRan to continue its annual common dividend of $1.25 per share.

Financial Questions:

Q13	When do you expect the deal to be accretive?

We expect the deal to be highly accretive to earnings and cash flow in 2007 and 2008.

Q14

On what basis (forecasted price of copper) is the deal accretive? What is the break-even?

We focus on cash flows. We don’t run our business on the basis of forecast commodity prices. We have of course looked at the range of forecasts out there by others and the transaction is significantly accretive at virtually any reasonable forecast.

Given our assessment of the supply and demand for copper, we are confident that copper prices will remain strong for some time. Copper inventories remain low and despite recent increases, we are confident that demand will continue to grow, particularly from China.

There also remains a scarcity of new large-scale development mining projects planned and this is unlikely to change given the fact that new mines are taking longer to build and 60% of current mines will deplete or go underground by 2021.

Q15

Do you expect that the transaction will lead to synergies? How much? In what areas? How soon will they be realized? What will be the upfront costs to achieve the synergies?

This deal is not driven by cost synergies. There is little overlap in terms of operations; however, we expect opportunities from increased purchasing scale for equipment and greater operating efficiencies as well as management consolidation.

Q16	Do you think will see multiple expansion?

The market will decide that.

Q17

How did you arrive at the purchase price and the cash / stock ratio?

We believe that the combination of cash and stock gives Phelps Dodge’s investors an attractive cash payout in the form of $88.00 in cash, coupled with the significant upside potential of the attractive long-term growth prospects of the combined company through a further 0.67 shares of Freeport-McMoRan common stock per Phelps Dodge share.

Q18

Have you consulted the rating agencies about the impact of this transaction on Freeport-McMoRan’s debt rating? Do you expect them to take any action?

We have met with the ratings agencies and expect that they will issue comment on the transaction.

We believe that this deal is positive from a credit perspective because the combined company will have a more diverse asset base, strong cash flows and access to the capital markets at a reasonable cost. We will aggressively seek to reduce debt incurred in the acquisition using the substantial cash flows generated from the combined business.

Q19

What market / industry conditions might prevent you from delivering targeted performance in coming years?

We focus on maximizing the efficiency and productivity of our assets. This transaction increases the number of properties to provide diversity and spread operating risk. We have a positive long-term view of the copper market, but we recognize that there are risks and that the price of copper will have a significant impact on the level of profitability. However, the combined company will be in a stronger position to deal with price fluctuations than either company is on a stand-alone basis.

Q20

What will be the dividend policy of the combined company?

Freeport-McMoRan has an established financial policy of maintaining a strong financial position and returning excess cash to shareholders through dividends and share purchases, which it plans to continue. The favorable market conditions are expected to enable Freeport-McMoRan to continue its regular annual common dividend of $1.25 per share. Freeport-McMoRan is committed to its long-standing tradition of maximizing value for shareholders.

Operational Questions:

Q21

What is your current perspective of the quality of Phelps Dodge's business and facilities?

We are very impressed with Phelps Dodge’s assets and the way they operate them. We are pleased with what we have learned about the capabilities of their management team and we expect to take the best practices of both businesses in terms of safety and environmental protection.

Q22	Do you anticipate any immediate changes to either company’s current facilities as a result of this transaction? No.

Q23	Will you close any facilities? Which ones? Will these be Freeport-McMoRan or Phelps Dodge locations? No.

Q24	Do you expect that there will be any layoffs? How many employees will be affected? In what areas? There is not a lot of overlap between the two companies.

Process Questions:

Q25

How did this transaction come about? Who approached whom?

The details will be in the proxy. We have kept an eye on what has been going on in the industry for some time and evaluating the opportunities available to our company. Steve and I have spoken over the years about how the assets of both companies could fit well together. These discussions heated up in the past several weeks and we decided that now is the time to do this deal.

Q26	Did Freeport-McMoRan consider a different merger partner / acquisition or engage in serious discussions with another company? We were focused on this opportunity.

Q27

What is your integration plan for Freeport-McMoRan and Phelps Dodge? Who will be involved in the integration process? Are you confident in your ability to integrate these businesses?

We are very confident. There is little overlap between operations and we have already determined who will be on the management team.

Q28

How will the transaction affect your relationships / dealings with customers and suppliers?

We are committed to maintaining very positive relationships that both companies have historically had with customers and suppliers.

General Transaction Questions:

Q29

Will there be employee layoffs?

There is very little overlap between the operations of the two companies. This acquisition is about combining two complementary businesses to create the largest publicly traded copper mining company in the world.

Q30	Do you expect there to be anti-trust concerns regarding the transaction?

No we don’t expect that anti-trust will be an issue.

Q31

What approvals are required?

The transaction is subject to customary regulatory reviews, including Hart-Scott-Rodino and review by the European Union. The proposed combination would require shareholder support from both Freeport-McMoRan and Phelps Dodge shareholders.

Q32	Is this more bad news for New Orleans, which will lose a major corporate headquarters? We will continue to have a significant presence in New Orleans.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

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